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                                                                    EXHIBIT 99.1

                  SPECIAL MEETING OF THE BOARD OF DIRECTORS OF
                         PAN INTERNATIONAL GAMING, INC.


        A Special Meeting of the Board of Directors was held on Thursday, May 4, 2000 at 74-133 El Paseo, Suite 9, Palm Desert, CA 92260. All directors were present or consented to the holding of the meeting and waived any notice of the meeting.

        Jerry Cornwell acted as Chairman and Clifford M. Johnston acted as Secretary.

        The Chairman stated that the purpose of the meeting was to approve the settlement agreements for PAN's $395,250 in convertible notes owed via the issuance of 475,917 shares of PAN's common stock (copies of Settlement Agreements attached).

        After discussion and upon motion duly made and seconded, it was unanimously,

        "RESOLVED, That the Board of Directors of PAN International Gaming, Inc. deem it in the best interests of the Company to approve the settlement agreements with the Company for its $395,250 in outstanding convertible notes owed via the issuance of 475,917 shares of the Company's common stock; and

        "FURTHER RESOLVED, the Board of Directors hereby authorize the officers of the Company to execute such settlement agreements and to issue 475,917 shares of the Company's common stock in settlement thereof."

        The Chairman then stated that the settlement agreements provide that PAN or one or more third parties chosen by PAN shall have the option of purchasing such 475,917 shares based on the option price contained in the debt settlement agreements which varied from $0.50 per share in the case of the 114,000 Combias shares, $0.75 per share for the 66,667 Goldberg shares owned by Combias, and $1.00 per share for the 281,250 Whitmore, Niciforo, Fujiwara, Haddad and Sommerville shares.

        The Chairman further stated that PAN had no funds to retire such shares to treasury and, therefore, a third party purchaser should be appointed and the options should be assigned to such third party purchaser who would then keep all the excess funds received above the option price, less attorneys fees incident to the debt settlements. There being no one to undertake this obligation, the Chairman stated that Bristol Media, Ltd., a Vancouver, British Columbia corporation, wholly owned by himself (Jerry Cornwell) at the time would be willing to undertake the obligation, including the payment of attorneys fees in the amount of approximately $14,000.

        After discussion and upon motion duly made and seconded, it was unanimously,



MINUTES OF SPECIAL MEETING
PAN INTERNATIONAL GAMING, INC.
MAY 4, 2000


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        "RESOLVED, That the Board of Director of PAN International Gaming, Inc.
deem it in the best interests of the Company to grant the option to purchase the 475,917 settlement shares to Bristol Media, Ltd., provided that Bristol Media, Ltd. also pay the almost $14,000 in legal fees due on the debt settlement transaction; and

        "FURTHER RESOLVED, That the Board of Directors authorize the officers of the Company to execute the assignment of such options to Bristol Media, Ltd."

        There being no further business, the meeting was duly adjourned.



                                       ---------------------------------
                                       Clifford M. Johnston, Secretary

MINUTES APPROVED;
NOTICE OF MEETING WAIVED:



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Jerry Cornwell, Director



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Clifford M. Johnston, Director



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Kenneth A. Burns, Director




MINUTES OF SPECIAL MEETING
PAN INTERNATIONAL GAMING, INC.
MAY 4, 2000